UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Translation of registrant’s name into English)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 20, 2021, AnPac Bio-Medical Science Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors pursuant to which the Company issued to the investors convertible debentures (the “Convertible Debentures”) in the principal amount of $3,014,000 at the aggregate offering price of US$2,740,000 (the “Offering”). The Offering closed on July 22, 2021.

The Convertible Debentures will mature twelve months after issuance and carries an interest rate of 0% per year, subject to certain condition that may increase the rate to 15% per year. The Convertible Debentures can be converted into our American depositary shares (“ADSs”), each representing one Class A ordinary share, par value US$0.01 per share, at any time on or prior to maturity at the lower of (i) $15.00, or (ii) the lower of (x) 82% of the closing bid price in the last reported trade of the ADSs or (y) 80% of the VWAPs (daily dollar volume-weighted average price) during the 10 consecutive trading days, immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than the floor price of $2.50. If the closing bid price during each of the 10 consecutive trading days immediately preceding the conversion date or other date of determination is lower than $2.50. The floor price shall be adjusted to equal the average closing bid price of the 10 consecutive trading days immediately preceding the conversion date, but in no event should the floor price be lower than $1.00 per share. The conversion rate of the Convertible Debentures is subject to adjustments under the terms of the Convertible Debentures. Pursuant to the Securities Purchase Agreement, we will not issue any ADSs pursuant to the terms of the Convertible Debentures if the issuance of such ADSs would exceed the aggregate number of ADSs that we may issue upon conversion of the Convertible Debentures in compliance with our obligations under the rules or regulations of the Nasdaq Global Market (the number of ADSs which may be issued without violating such rules and regulations is 2,808,601 ADSs, representing 2,808,601 Class A ordinary shares), except that such limitation shall not apply in the event that we (A) obtain the approval of our shareholders as required by the applicable rules of the Nasdaq Global Market for issuances of ADSs in excess of such amount or (B) obtain a written opinion from an outside counsel to the Company that such approval is not required under British Virgin Islands laws. The Company has the right, but not the obligation to redeem early a portion or all amounts outstanding under the Convertible Debentures.

The Convertible Debentures and the Conversion Shares were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s registration statement on Form F-3 (File No. 333-256630) filed by the Company on May 28, 2021, which was declared effective by the Securities and Exchange Commission (the “SEC”) on June 7, 2021 (the “Shelf Registration Statement”). The Company filed the prospectus supplement to the Shelf Registration Statement on July 22, 2021.

Copies of the form of Securities Purchase Agreement and the form of Convertible Debenture are filed as Exhibits 10.1 and 10.2 respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits. The Securities Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP, BVI counsel of the Company
10.1	Form of Securities Purchase Agreement between the Company and the Investors
10.2	Form of Debenture between the Company and the Investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2021	AnPac Bio-Medical Science Co., Ltd.

	By:	/s/ Chris Chang Yu
	Name:	Chris Chang Yu
	Title:	Chief Executive Officer and Chairman of the Board